CHRISTOPHER F. SCHULTZ
MEMBER, NY AND MA BARS
DIRECT DIAL NO.:  646-348-6755
E-MAIL ADDRESS:  CFSCHULTZ@PBNLAW.COM

July 10, 2007

EDGAR AND FEDERAL EXPRESS

Mr. Karl Hiller, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:                               Peru Copper Inc., File No. 1-32461
Form 40-F for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007

Ladies and Gentlemen:

On behalf of Peru Copper Inc. (the “Company”), we hereby submit for your review the following responses to the comments contained in the additional comment letter of the staff of the Securities and Exchange Commission (the “Staff”) to the Company, dated June 22, 2007, relating to the Company’s annual report on Form 40-F for the fiscal year ended December 31, 2006.  For convenience of reference, the text of the Staff’s comments has been reproduced in bold herein.

Note 3 - Exploration properties - Toromocho Project

1.                                    We have read your response to prior comment 2, regarding the property that you contributed to the Pucara community in resolving a dispute in 2006.  You state that you purchased the equipment for $1.95 million in 2006, and also expensed this amount in the same period.  Please tell us where this expense item is situated in your Statements of Operations, and how the expenditure is reported in your Statements of Cash Flows.  If you acquired the property in exchange for shares, provide details concerning the number of shares issued, date of issuance and value ascribed.

In our response to comment 2 of the Staff’s original comment letter dated May 24, 2007, we indicated that the amount of $1.95 million was expensed in 2006. This amount was expensed under US GAAP, but under Canadian GAAP this amount was capitalized to exploration properties. The expensing of this amount under US GAAP is indicated in the US GAAP reconciliation in Note 9 to the Company’s 2006 audited financial statements.  This amount is also included under Cash flows from (used in) investing activities on the Company’s Statement of Cash Flows under Canadian GAAP, and for US GAAP reporting purposes it is treated as an operating activity cash usage on the Statement of Cash Flows in Note 9.  The

Company paid for the purchase of the equipment in cash and no shares were issued.

Note 9 - US GAAP

2.                                    We note your response to prior comment 1 stating that Note 3 provides a breakdown of accrued costs incurred on the Toromocho Project for the two previous years.  The table in Note 3 shows deferred costs of $33 million and $17 million for years ended December 31, 2006 and 2005, respectively.  The discussion in Note 3 does not provide sufficient clarity to reconcile to the $15 million and $16 million of cash spent for the year ended December 31, 2006 and 2005.  Please provide a reconciliation of these balances.

We acknowledge the Staff’s comment and advise the Staff that in accordance with Canadian GAAP all $32.9 million of exploration expenditures in 2006 and all $17.2 million of exploration expenditures in 2005 are capitalized to exploration properties.  Under US GAAP all of these costs are expensed in the year that the expenditure is incurred.  The following table provides a summary of the exploration expenditures that have been capitalized in 2006 and 2005 under Canadian GAAP and expensed under US GAAP.

	Year Ended December 31, 2006	Year Ended December 31, 2005
Exploration expenditures capitalized under Canadian GAAP	32,983,748	17,233,174
Exploration expenditures expensed under US GAAP	(32,983,748)	(17,233,174)
Exploration expenditures capitalized under US GAAP	—	—

The non-cash items included in the accrued costs of $32.9 million in 2006 consist of depreciation of $0.1 million, stock-based compensation of $1.0 million, loans receivable included in exploration properties of $3.2 million, and a change in accounts payable and accrued liabilities related to the Toromocho Project of $13.6 million. As a result of these non-cash adjustments, totalling $17.9 million, the cash used in exploration properties for 2006 was $15.0 million.

The non-cash items included in the accrued costs of $17.2 million in 2005 consist of depreciation of $0.1 million, stock-based compensation of $0.5 million, and a change in accounts payable and accrued liabilities of $0.6 million. As a result of these non-cash adjustments, totalling $1.2 million, the cash used in exploration properties for 2005 was $16.0 million.

The Company hereby acknowledges, and advises the Staff that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please call Christopher F. Schultz (646-348-6755) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ CHRISTOPHER F. SCHULTZ
Christopher F. Schultz

cc:         H. Eric Peitz, Chief Financial Officer
Peru Copper Inc.